Mail Stop 3561

August 5, 2008

Victor Zhou
Chief Executive Officer
The Hartcourt Companies, Inc.
Room 706,
Silver Tower, No. 933
Zhongshanxi Road
Shanghai, China 200051

   Re: **The Hartcourt Companies, Inc.**
       Form 10-K for Fiscal Year Ended May 31, 2007
       Filed September 13, 2007
       File No. 001-12671
       Form 10-Q for the Quarterly Period Ended November 30, 2007
       Filed January 11, 2008
       File No. 001-12671

Dear Mr. Zhou:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Michael Moran
         Accounting Reviewer